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                            SCHEDULE 14A INFORMATION
PROXY STATEMENT PURSUANT TO SECTION 14(A) OF THE SECURITIES EXCHANGE ACT OF 1934

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    Preliminary Proxy Statement     Confidential, For Use of the Commission Only
                                    (as permitted by Rule 14a-6(e)(2))

    Definitive Proxy Statement

    Definitive Additional Materials

[X] Soliciting Material Under Rule 14a-12

                          THE FRANCE GROWTH FUND, INC.
--------------------------------------------------------------------------------
                (Name of Registrant as Specified in its Charter)

                             BANKGESELLSCHAFT BERLIN AG
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    (Name of Person(s) Filing Proxy Statement, if Other Than the Registrant)

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                     [Letter of Bankgesellschaft Berlin AG]


                                              Berlin, April 5, 2000

Dear Fellow Shareholder:

You may have recently received proxy materials from the Board of Directors of The France Growth Fund, Inc., for the Annual Meeting of Shareholders to be held April 26th, 2000. Bankgesellschaft Berlin AG is seeking your support in electing our two nominees to the Board of Directors of the Fund. Currently, there are no members of the Board of Directors who were nominated by any shareholder of the Fund. The Bank believes that a Board of Directors which is composed at least partly of nominees of a shareholder, as opposed to a Board composed entirely of members nominated by the Fund, will more aggressively pursue measures intended to enhance shareholder value.

Accordingly, we are proposing alternate nominees, which we believe will better represent the interest of all shareholders. Our two nominees, Gregory L. Melville and Moritz A. Sell, are qualified to serve on the Board of Directors of the fund, having previously served as members of the Board of Directors of the Growth Fund of Spain, Inc., another closed-end mutual fund.

WE URGE YOU NOT TO RETURN ANY WHITE PROXY CARD YOU MAY RECEIVE FROM THE FRANCE GROWTH FUND, INC.

We will soon be mailing you our proxy materials. Please read these materials when you receive them, as they contain important information about our nominees and the reasons why their election to the Board of Directors of The France Growth Fund, Inc. is in your best interest. You may also obtain our proxy materials through the Securities and Exchange Commission's internet site at http//www.sec.gov free of charge.

Pursuant to the Rules of the Securities and Exchange Commission, we advise you that, as of February 4, 2000, the record date for the Annual Meeting, the Bank was the beneficial owner of 2,409,200 shares of the Fund, representing approximately 15.77% of the outstanding shares and that, as of April 5, 2000, the Bank was the owner of 2,561,000 shares of the Fund, representing approximately 16.76% of the outstanding shares. Both on public filings with the Securities and Exchange Commission, the Bank are the third largest shareholder of the Fund. Neither Mr. Melville nor Mr. Sell owns, beneficially or record, any shares of the Fund.

Again, we urge you NOT to return any WHITE proxy card that you may have received from the Fund until you have reviewed our proxy materials. If you have any questions, need additional copies of the proxy material or need further information, please contact ChaseMellon Shareholder Services, who is assisting us in this solicitation in opposition to management, toll-free at (888) 867-6168.

With kind regards,


BANKGESELLSCHAFT BERLIN
Aktiengesellschaft

/s/ Dirk Kipp                         /s/  Bartho Schroder

    Dirk Kipp                              Bartho Schroder




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